UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-38208

Metalpha Technology Holding Limited

Suite 5506-07, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

ENTRY INTO MATERIAL DEFINITIVE AGREEMENTS

On October 30, 2025, Metalpha Technology Holding Limited (the “Company” or “Metalpha”) entered into Subscription Agreements (the “Subscription Agreements”) for a private placement (the “Private Placement”) with Gortune International Investment Limited Partnership and Avenir Tech Limited (together, the “Purchasers”).

Pursuant to the Subscription Agreements, the Company agreed to issue and sell an aggregate of 3,908,700 ordinary shares of the Company (the “Ordinary Shares”) to the Purchasers for an aggregate purchase price of approximately US$12 million. The purchase price per share is equal to the lower of (i) $3.07 or (ii) the 10-Day VWAP (defined as below), “10-Day VWAP” means the volume weighted average price of the Ordinary Shares traded on the Nasdaq Capital Market for the full ten (10) trading days immediately preceding the date of the Subscription Agreements. The Private Placement was conducted pursuant to Regulation S under the Securities Act of 1933, as amended.

Metalpha intends to use the net proceeds from the Private Placement for accelerating the Company’s business development initiatives, including expansion of its blockchain trading services, investments in innovative digital asset technologies, and for general working capital purposes.

In connection with the Private Placement, the Company agreed to, upon request of each Purchaser, use its commercially reasonable efforts to prepare and file a registration statement on Form F-3 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) registering the resale of the Ordinary Shares. The Company is obligated to file the Registration Statement within 30 days after the final closing date, and in any event no earlier than November 1, 2025.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the documents, which is filed as Exhibit 10.1 and Exhibit 10.2 to this Current Report on Form 6-K and is incorporated by reference herein.

On the same date, the Company also issued a press release regarding the Private Placement. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

INCORPORATION BY REFERENCE

This current report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-255251 and File No. 333-283335) and to be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Exhibit No.	Description
10.1*	Subscription Agreement between Metalpha Technology Holding Limited and Gortune International Investment Limited Partnership, dated October 30, 2025
10.2*	Subscription Agreement between Metalpha Technology Holding Limited and Avenir Tech Limite, dated October 30, 2025
99.1	Press Release, dated October 30, 2025

*	Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metalpha Technology Holding Limited

By:	/s/ Bingzhong Wang
Name:	Bingzhong Wang
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: October 30, 2025

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